15 Koch Road

Corte Madera, California 94925

T. 415.924.1005    F. 415.927.9133

RestorationHardware.com

November 21, 2017

VIA EDGAR SUBMISSION

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	RH
Form 10-K for the fiscal year ended January 28, 2017
Filed March 29, 2017
Form 10-Q for the quarterly period ended April 29, 2017
Filed June 2, 2017
File No. 001-35720

Dear Ms. Thompson:

I am writing on behalf of RH (the “Company”), in response to the comment letter of Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated November 8, 2017, relating to the above-referenced filings. The Staff’s comment letter requested a response within ten business days. This letter confirms, as discussed by telephone on November 20, 2017 with Robert Babula, that the Staff has agreed to extend until December 8, 2017 the deadline for RH to respond to the Staff’s comments in order to provide the Company with additional time to complete its responses to the Staff’s comment letter. If you have any questions or need any additional information, please do not hesitate to call me at (415) 945-4736.

Very truly yours,

/s/ Edward T. Lee

Edward T. Lee

SVP and Chief Legal Officer